Exhibit 4.4

BioPharma Ltd.

Private & Confidential

September 21, 2005

Avigdor Kaplan

18 Hashirion St.

Raanana

Dear Avigdor,

1	This letter records the terms on which you are invited to serve as a Non-Executive Chairman of the Board of Directors of Can-Fite Biopharma Ltd (the “Company”) and confirms the agreement previously reached between us. This arrangement shall be effective as of June 20, 2005, the date on which you were appointed as a director of the Board of Directors of the Company.

2	Your appointment is to continue unless you terminate this arrangement upon giving the Company not less than two (2) months’ written notice which may be given at any time, provided that such notice does not expire before the end of the said period. However, your appointment will terminate forthwith, without any entitlement on your part to compensation, if:

(i)	you are not reappointed as a director at any Company annual general meeting where you are required to retire under the Articles of Association of the Company (as amended from time to time);

(ii)	you cease to be a director by reason of your vacating office pursuant to any provision of the Articles of Association of the Company (as amended from time to time) or the Israeli Companies Act – 1999 (the “Act”);

(iii)	you are convicted of any criminal offence (excluding minor road traffic offences);

(iv)	you breach the terms of this appointment (such breach not being capable of remedy); or

(v)	you are guilty of gross misconduct or any act in any way which may, in the opinion of the Board, bring the Company into disrepute or discredit.

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BioPharma Ltd.

3	In addition, commencing from the listing of the Company’s ordinary shares for trading on the Tel-Aviv Stock Exchange, you shall be entitled to receive a monthly management fee equal to NIS 15,000 (plus VAT), to be paid to you on a monthly basis, within ten (10) days from the end of each calendar month, such payment to made as a salary payment from the Company, which shall deduct from such amount any and all applicable deductions required by law.

4	Furthermore, you shall be granted options to purchase 2,000,000 ordinary shares of the Company representing 2% of the issued and outstanding share capital of the Company on a pre-money valuation basis as of the date hereof (the “Options”). The exercise price of the Options shall be equal to NIS 1.125 per each option. The Options shall be subject to the same terms and conditions as all current employee options which are 48 months, monthly vesting so that 1/48 of the Options shall vest at the end of each calendar month following the grant of options. The Options shall be granted to you following the approval of the shareholders at a duly convened shareholders meeting which we expect shall take place no later than September 30, 2005.

5	In the event of termination of this appointment (otherwise than on termination in accordance with paragraphs 2 (ii) to (v) inclusive of this letter) you will be entitled to that proportion of the salary due and unpaid, accrued on a daily basis up to and including the date of termination of the appointment.

6	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as Director the Board may agree to pay you special remuneration.

7	As a Non-Executive Chairman you will perform the duties normally attendant on that office, including (without limitation) attending meetings of the Board of Directors (you may attend either in person or through telephone attendance). Non-Executive Directors are expected to work with and through the Board; they are not expected to undertake executive duties or to assume executive responsibilities.

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During the term of your appointment you may not (except with the prior sanction of a resolution of the Board) be directly or indirectly employed, engaged, concerned or interested in, or hold any office in, any business or undertaking which competes with any of the businesses of the Company. However, this shall not prohibit you from holding (directly or through nominees or trustees) investments listed with any recognised stock exchange which compete with the business of the Company so long as you do not hold more than 3 per cent of the issued shares or other securities of any class of any one company without the prior sanction of a resolution of the Board.

9	Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the office of director. In addition, although they are not specifically mentioned in this letter, you will of course be subject to the normal legal duties and responsibilities of a director of a company incorporated under the Act.

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BioPharma Ltd.

10	Upon termination of this appointment you will resign from your office as a director of the Company and from all other appointments or offices which you hold as nominee or representative of the Company.

11	This letter shall be governed by Israeli Law.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely,

for and on behalf of CAN-FITE BIOPHARMA LTD.

/s/ Pnina Fishman
Prof. Pnina Fishman, CEO and Director

I agree to the above terms of my appointment.

Dated: September 21, 2005

/s/ Avigdor Kaplan
Avigdor Kaplan

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